FDA Approves Rapid-Acting Insulin

Apidra® for Treatment of Children with

Diabetes

Paris, France - October 29, 2008 – Sanofi-aventis announced today that the U.S. Food and Drug Administration (FDA) approved Apidra® (insulin glulisine [rDNA origin] injection) to improve glycemic control in children (4 years and older) with diabetes mellitus.

The approval of Apidra® for pediatric use is based upon FDA review of a 26-week, phase III, open-label, active control study of Apidra® in comparison with insulin lispro, in 572 children and adolescents (4 years and older) with type 1 diabetes.

“Sanofi-aventis is committed to providing children with diabetes, as well as their families and healthcare providers, with safe and effective treatment options to help address the challenges associated with the condition, and to help decrease the long-term risk for devastating complications of diabetes,” said Michelle Baron, MD, vice president, Metabolism Medical Unit, sanofi-aventis U.S. “We are pleased that the fast onset of action and mealtime dosing flexibility of Apidra® will now be available to children 4 years and older.”

Apidra® has a rapid onset and short duration of action and should normally be used in combination with a longer-acting or basal insulin. Apidra® can also be used in insulin infusion pump therapy for blood sugar control.

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About the Study

The approval of Apidra® for pediatric use is based upon a 26-week, phase III, open-label, active control study of Apidra® in comparison with insulin lispro in 572 children and adolescents (4 – 17 years of age) with type 1 diabetes. Study patients received insulin glulisine or lispro 0-15 minutes premeal. These patients received concomitant treatment with insulin glargine once daily or NPH twice daily as basal insulin. The majority of the patients received insulin glargine as part of their basal-prandial regimen (69.7% and 72% in the Apidra® and insulin lispro treated groups, respectively).

The study compared the efficacy of Apidra® to insulin lispro in terms of change in glycohemoglobin (HBA1c), which is the amount of sugar bound to hemoglobin in the blood. The change in HBA1c from baseline to endpoint for Apidra® and insulin lispro were similar. The mean HBA1c change in the Apidra® population was +0.10% (± 0.08) and +0.16% (± 0.07) in the lispro group. The difference between the two treatments for this measure was -0.06%, or almost zero, with a 95% confidence interval of (-0.24; 0.12). HbA1c at baseline was 8.20% (±1.05) in the glulisine group and 8.17% (±1.02) in the lispro group; HbA1c at endpoint was 8.31% (±1.37) in the glulisine group and 8.37% (±1.32) in the lispro group. Postprandial glycemic control, as assessed by the self-monitored blood glucose values and blood glucose excursions, was similar in both treatment groups at endpoint.

No noteworthy differences existed between treatment groups in the number of study patients reporting hypoglycemia, which is the most common adverse reaction of insulin therapy. This included hypoglycemia reported as a serious adverse reaction, which occurred in 7.2 percent of study patients in the glulisine group and 8.1 percent of those in the lispro group.

About Diabetes

Diabetes is a chronic, widespread condition in which the body does not produce or properly use insulin, the hormone needed to transport glucose (sugar) from the blood into the cells of the body for energy. In type 1 diabetes, the immune system destroys the insulin-producing beta cells of the pancreas that regulate blood glucose. Since the pancreas can no longer produce insulin, people with type 1 diabetes require daily injections of insulin for their entire lives.

The International Diabetes Foundation estimates the global number of children 14 years of age and younger with type 1 diabetes to be 440,000, with 70,000 newly diagnosed cases each year. In the United States, type 1 diabetes is the most common type of diabetes in children, with approximately 176,500 people under 20 years of age affected by the disease. Approximately one out of every 400 to 600 American children and adolescents has type 1 diabetes.

About APIDRA® (insulin glulisine [rDNA origin])

APIDRA® is a rapid-acting insulin analog with a unique zinc-free molecular structure that maintains a rapid onset and a short duration of action, indicated for adults, adolescents and children with diabetes. APIDRA® offers patients mealtime dosing flexibility—it can be taken shortly (0-15 min) before or soon after the meal. APIDRA® is also flexible for use in a wide range of patients from lean to obese. APIDRA® is the logical partner to LANTUS® once prandial insulin is required.

About LANTUS® (insulin glargine [rDNA origin])

LANTUS® is indicated for once-daily subcutaneous administration in the treatment of adult patients with type 2 diabetes mellitus who require basal (long-acting) insulin for the control of hyperglycemia and for adult and pediatric patients (6 years and older) with type 1 diabetes mellitus. LANTUS® demonstrates a peakless and sustained concentration/time profile over 24 hours thus reducing the risk of hypoglycemia and allowing a constant and high efficacy over 24h with one single daily injection. LANTUS® is the number one prescribed insulin worldwide.

About sanofi-aventis

Sanofi-aventis, a leading global pharmaceutical company, discovers, develops and distributes therapeutic solutions to improve the lives of everyone. Sanofi-aventis is listed in Paris (EURONEXT: SAN) and in New York (NYSE: SNY).

Forward Looking Statements

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Global Media Contact:

Anna Radjanova, MD - Tel: + 33 6 07 28 61 63

e-mail: anna.radjanova@sanofi-aventis.com